Securities & Exchange Commission
                        Washington, D.C.  20549


                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                        (Amendment No._____)

                     North East Insurance Company
                          (Name of Issuer)

                            Common Stock
                    (Title of Class of Securities)

                             659164-10-7
                           (Cusip Number)

    Capitol Indemnity Corporation, 4610 Unversity Avenue, Madison, WI  53705
    ATTN:  Mr. George Fait, President, Phone Number  (608) 231-4450
               (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            July 7, 1998
        (Date of Event Which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.   _______.

    Check the following box if a fee is being paid with the statment ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Acto fo 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Person

    => Capitol Indemnity Corporation, Tax I.D. #39-0971527


2.  Check the appropriate blank if a member of a group*

    => Not applicable


3.  SEC Use Only


4.  Source of Funds*

    => Not applicable


5. Check box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e)

    => Not applicable


6.  Citizenship or Place of Organization

    => United States



[Number of Shares Beneficially Owned by Each Reporting Person With...
 Questions 7-10]

7.  Sole Voting Power

    => Capitol Indemnity Corporation  -  299,000 shares


8.  Shared Voting Power

    => Not applicable


9.  Sole Dispositive Power

    => Not applicable


10. Shared Dispositive Power

    => Not applicable


11. Aggregate Amount Beneficially Owned By Each Reporting Person

    => 299,000 shares


12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

    => Not applicable


13. Percent of Class Represented By Amount in Row (11)

    => Approximately 9.81%


14. Type of Reporting Person*

    => Corporation



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                           SIGNATURE PAGE


    After reasonable inquiry and to the best of my knowledge and belief, I certifiy that the information set forth in this statement is true, complete and correct.


July 7, 1998

Dated


                                        Capitol Indemnity Corporation




                                        George A. Fait
                                        President




    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representatives authority to signed on behalf of such person shall be filed with the statement. Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed of printed beneath his signature.



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